SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation
S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation
S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated March 17, 2015 in respect of Notice of Annual General Meeting.

2	Circular dated March 17, 2015 in relation to Proposed General Mandate to Buy Back Shares and Proposed Adoption Of the New Articles of Association.

3	Announcement dated March 17, 2015 in relation to Notice to Holders of the Convertible Bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: March 18, 2015

	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(the “Guarantor”)

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the “Meeting”) of China Unicom (Hong Kong) Limited (the “Company”) will be held on 8 May 2015 at 10:00 a.m. at Ballroom C, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

AS ORDINARY BUSINESS:

1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2014.

2.	To declare a final dividend for the year ended 31 December 2014.

3.	To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors for the year ending 31 December 2015.

4.	To re-appoint Auditor, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2015.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5.	“THAT:

(A)	subject to paragraphs (B) and (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company including any form of depositary receipts representing the right to receive such shares (“Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Buy-backs and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) as amended from time to time be and is hereby generally and unconditionally approved;

(B)	the aggregate number of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (A) above shall not exceed 10 per cent of the total number of the Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Company’s articles of association (the “Articles of Association”) or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting.”

6.	“THAT:

(A)	subject to paragraph (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(B)	the approval in paragraph (A) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(C)	the aggregate number of Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the total number of Shares in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate number of Shares bought back by the Company subsequent to the passing of this Resolution (up to a maximum number equivalent to 10 per cent of the total number of Shares in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(D)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”

7.	“THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (C) of such resolution.”

As Special Business, to consider and, if thought fit, to pass the following resolution as special resolution:

SPECIAL RESOLUTION

8.	“THAT the adoption of the new Articles of Association of the Company in substitution for and to the exclusion to the existing Articles of Association of the Company in the manner set out in the section headed “Proposed Adoption of the New Articles of Association” in the circular of the Company dated 17 March 2015 be and are hereby approved.”.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 17 March 2015

Notes:

1.	Any member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. The proxy needs not be a member of the Company.

2.	In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, at least 24 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he/she is subsequently able to be present.

3.	The Directors have recommended a final dividend for the year ended 31 December 2014 of RMB0.20 per share (the “2014 Final Dividend”) and subject to the passing of the Resolution 2 above, the 2014 Final Dividend is expected to be paid in Hong Kong dollars on or about 10 June 2015 to those shareholders whose names appear on the Company’s register of shareholders on 15 May 2015.

4.	The register of members of the Company will be closed during the following periods:

(1)	from 6 May 2015 to 8 May 2015, both days inclusive, for the purpose of ascertaining the shareholders’ rights to attend and vote at the Meeting (and any adjournment thereof). In order to qualify for attendance and voting at the Meeting, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 5 May 2015; and

(2)	on 15 May 2015, for the purpose of ascertaining the shareholders’ entitlement to the 2014 Final Dividend. In order to qualify the proposed 2014 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 14 May 2015.

5.	In relation to the Ordinary Resolution set out in item 3 of the Notice, Mr. Chang Xiaobing, Mr. Zhang Junan, Mr. Cesareo Alierta Izuel and Mr. Chung Shui Ming Timpson will retire by rotation at the Meeting and, being eligible, offer themselves for re-election. Personal particulars of the Directors for re-election and their proposed remuneration are set out in the 2014 annual report of the Company.

6.	In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to buy back Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy-back by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate circular from the Company to be enclosed with the 2014 annual report (the “Circular”).

7.	In relation to the Special Resolution set out in item 8, a summary of the proposed new Articles of Association of the Company necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the adoption of the new Articles of Association of the Company, as required by the Listing Rules, will be set out in the Circular.

8.	The votes to be taken at the Meeting will be taken by poll, the results of which will be published on the Company’s and the Stock Exchange’s websites after the Meeting.

9.	Shareholders are suggested to telephone the Company’s hotline on (852) 2126 2018 for arrangements of the Meeting in the event that a No. 8 (or above) typhoon or black rainstorm warning is hoisted on the day of the Meeting.

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

Exhibit 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this circular and the accompanying forms of proxies to the purchaser or the transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Executive Directors:

Chang Xiaobing

Lu Yimin

Li Fushen

Zhang Junan

Registered office:

75th Floor, The Center

99 Queen’s Road Central

Hong Kong

Non-executive Director:

Cesareo Alierta Izuel

Independent Non-executive Directors:

Cheung Wing Lam Linus

Wong Wai Ming

Chung Shui Ming Timpson

Cai Hongbin

Law Fan Chiu Fun Fanny

17 March 2015

To the Shareholders

Dear Sir or Madam,

PROPOSED GENERAL MANDATE TO BUY BACK SHARES

AND PROPOSED ADOPTION OF THE NEW ARTICLES OF ASSOCIATION

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the forthcoming AGM of the Company, including the ordinary resolution granting the Board general mandate to buy back shares of the Company and the special resolution approving the adoption of the new Articles of Association of the Company.

2.	PROPOSED GENERAL MANDATE TO BUY BACK SHARES

A general mandate was granted to the Board to exercise the power of the Company to buy back Shares on the last annual general meeting of the Company held on 16 April 2014. Such mandate will lapse at the conclusion of the forthcoming AGM. Therefore it is proposed that a fresh general mandate be granted to the Board to buy back Shares in the Company with an aggregate number of Shares not exceeding 10% of the total number of Shares in issue.

An explanatory statement, as required by the Listing Rules to be sent to the Shareholders in connection with the proposed ordinary resolution set out in item 5 of the AGM Notice for the approval of the renewal of the general mandate for buy-back of shares, is set out in Appendix I to this circular.

A resolution as set out in item 7 of the AGM Notice will also be proposed at the AGM authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the number representing the aggregate number of Shares bought back pursuant to the Buy-back Mandate.

3.	PROPOSED ADOPTION OF THE NEW ARTICLES OF ASSOCIATION

In order to bring the Articles of Association of the Company in line with the Companies Ordinance which came into effect on 3 March 2014, the Board proposes that the Company takes the opportunity to adopt a new set of Articles of Association in substitution for and to the exclusion to the existing Articles of Association of the Company with effect from the date of the passing of the relevant special resolution at the AGM.

Under the Companies Ordinance, the requirement for a Memorandum of Association is abolished for companies incorporated in Hong Kong, and a provision in the Memorandum of Association of a company incorporated in Hong Kong which existed before the commencement of the Companies Ordinance is deemed to be regarded as a provision of the Articles of Association of that company upon commencement of the Companies Ordinance, except that any such provision setting out the authorised share capital and par value of shares are to be regarded as deleted for all purposes.

In light of the above, it is proposed that all provisions in the Memorandum of Association of the Company which existed before and which are deemed to be incorporated in the existing Articles of Association of the Company upon commencement of the Companies Ordinance will be deleted from the proposed new Articles of Association of the Company.

The full text of the proposed new Articles of Association of the Company (marked-up against the Memorandum and Articles of Association of the Company currently in force) is set out in Appendix II to this circular. The Chinese translation of the proposed new Articles of Association of the Company set out in the Chinese version of this circular is for reference only. In case there is any discrepancy or inconsistency between the English and Chinese versions, the English version shall prevail.

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

4.	ANNUAL GENERAL MEETING

The AGM will be convened at 10:00 a.m. on 8 May 2015 at Ballroom C, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong, at which, among other things, the proposed general mandate to buy back shares and the proposed adoption of the new Articles of Association of the Company will be considered and approved, if thought fit. No Shareholders will be required to abstain from voting at the AGM. Voting will be taken by way of poll in accordance with the requirements of Listing Rules.

The proxy form is enclosed in this circular. Whether or not Shareholders intend to attend the AGM, they are advised to complete and return the enclosed form of proxy to the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the AGM. The completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM should you so wish.

5.	RECOMMENDATION

The Board considers that the resolutions as set out in the Notice of AGM are all in the best interests of the Company and the Shareholders as a whole. The Board also considers that it is in the interests of the Company and the Shareholders to grant the proposed general mandate to buy back Shares to the Board and to adopt the new Articles of Association of the Company. Accordingly, the Board recommends you to vote in favour of all of the resolutions at the AGM.

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“AGM”	the Annual General Meeting of the Company to be held on 8 May 2015 at Ballroom C, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong

“AGM Notice”	notice of the AGM dated 17 March 2015

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of directors of the Company

“Buy-back Mandate”	the mandate granted to the Company if the ordinary resolution set out in item 5 of the AGM Notice is passed

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended from time to time

“Company”	China Unicom (Hong Kong) Limited, a company incorporated under the laws of Hong Kong with limited liability and whose Shares and American Depositary Shares are listed on the Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	6 March 2015

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Shares”	shares in the share capital of the Company or, if there has been a sub-division, reduction, consolidation, reclassification or reconstruction of the share capital of the Company, the shares forming part of the share capital of the Company as shall result from any such sub-division, reduction, consolidation, reclassification or reconstruction

“Shareholder(s)”	holder(s) of Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in the Listing Rules

“substantial shareholder”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

“Unicom Parent”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

By Order of the Board
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

APPENDIX I EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

This explanatory statement contains all the information required under Rule 10.06(1)(b) of the Listing Rules and also constitutes a memorandum required under section 238 of the Companies Ordinance.

Exercise of the Buy-back Mandate

The Directors believe that the flexibility afforded by the Buy-back Mandate would be beneficial to the Company. It is proposed that up to 10% of the total number of issued and outstanding Shares on the date of the passing of the ordinary resolution (subject to adjustment in the case of any subdivision and consolidation of Shares after the relevant general meeting) to approve the Buy-back Mandate may be bought back. As at the Latest Practicable Date, 23,947,081,083 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorised to buy back up to 2,394,708,108 Shares during the period up to the date of the next annual general meeting in 2016, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Buy-back Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.

Reasons for Buy-backs

Buy-backs of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

Funding of Buy-backs

Buy-backs pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any buy-backs will be made out of funds of the Company legally permitted to be utilised for such purpose in accordance with its Articles of Association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company’s profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2014) in the event that the Buy-back Mandate is exercised in full.

However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.

Disclosure of Interests

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates, have any present intention to sell Shares to the Company or its subsidiaries if the Buy- back Mandate is approved by the Shareholders.

No connected persons of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company or (ii) have undertaken not to sell Shares to the Company, if the Buy-back Mandate is approved by the Shareholders.

Directors’ Undertaking

The Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

Share Buy-backs Made by the Company

No buy-backs of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this circular.

Takeovers Code Consequences

If as a result of a buy-back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholders of the Company are, Unicom BVI and Unicom Group BVI. Unicom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 40.61% of the total number of issued and outstanding Shares as at that date. If the Buy-back Mandate is exercised in full, Unicom BVI will be interested in approximately 45.12% of the reduced number of issued and outstanding Shares based on Unicom BVI’s interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom Group BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having a beneficial interest in 8,082,130,236 Shares, representing approximately 33.75% of the total number of issued and outstanding Shares of the Company as at that date. If the Buy-back Mandate is exercised in full, Unicom Group BVI will be interested in approximately 37.50% of the reduced number of issued and outstanding Shares based on Unicom Group BVI’s interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom BVI and Unicom Group BVI are presumed to be acting in concert with each other in respect of their aggregate 74.36% shareholding in the Company pursuant to class (1) of the definition of “acting in concert” in the Takeovers Code as they are both ultimately controlled by Unicom Parent. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Unicom Group BVI, being persons acting in concert, exceeds 50%, exercise of the Buy-back Mandate should, subject to the specific circumstances in the particular case, not result in a mandatory offer obligation upon Unicom BVI and Unicom Group BVI under Rule 26 of the Takeovers Code. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a buy-back of the Shares.

Market Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

	Traded market price
	Highest	Lowest
	HKD	HKD
2014
March	10.68	9.03
April	11.96	9.98
May	12.98	11.30
June	12.30	11.32
July	13.76	11.88
August	13.86	12.44
September	14.22	11.56
October	11.82	10.86
November	11.96	10.98
December	11.80	10.04
2015
January	12.36	10.38
February	13.36	11.54
March (up to the latest practicable date)	13.32	12.00

APPENDIX II NEW ARTICLES OF ASSOCIATION THE COMPANIES ORDINANCE (CHAPTER 62232) Company Limited by Shares ARTICLES OF ASSOCIATION (As adopted by Special Resolution passed on 8 May 2015) OF (inclusive amendments up to 24 May 2011) OF CHINA UNICOM (HONG KONG) LIMITED PRELIMINARY The regulations in Table A in the First Schedule 1 to the Companies (Model Articles) Notice (Chapter 622H) Ordinance shall not apply to the Company. INTERPRETATION 2 (a) In these Articles save where the context otherwise requires: associate in relation to any Director, has the meaning ascribed to it under the Listing Rules as amended from time to time; Associated Company means any company that is the Company’s subsidiary or holding company or a subsidiary of the Company’s holding company. Auditors means the Auditors of the Company for the time being; Board and Directors means the directors for the time being of the Company or the Directors present at a duly convened meeting of directors at which a quorum is present; business day means any day on which the Stock Exchange is open for business of dealing in securities; call includes any instalment of a call and, in the application of provisions of these Articles to forfeiture of shares, a sum which, by the terms of issue of a share, is payable at a fixed time; capital means the share capital from time to time of the Company; Chairman means the Chairman presiding at any meeting of members or the Board;

Company means the above-named Company; connected entity shall have the same meaning as that for “an entity connected with a director or former director of a company” set out in Section 486(1) of the Ordinance; close associate in relation to any Director, shall have the same meaning ascribed to it under the Listing Rules; Clearing House shall mean a recognised clearing house within the meaning of Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); Dividend includes distributions in specie or in kind, capital distributions and capitalisation issues; Dollars and $ means dollars in the lawful currency of Hong Kong; Hong Kong means the Hong Kong Special Administrative Region of the People’s Republic of China; (a) In these Articles save where the context otherwise requires: associate in relation to any Director, has the meaning ascribed to it under the Listing Rules; Auditors means the Auditors of the Company for the time being; Chairman means the Chairman presiding at any meeting of members or the Board; Company means the above named Company; Board and Directors means the directors for the time being of the Company or the Directors present at a duly convened meeting of directors at which a quorum is present; call includes any instalment of a call and, in the application of provisions of these Articles to forfeiture of shares, a sum which, by the terms of issue of a share, is payable at a fixed time either in respect of the nominal value of the share or by way of premium; capital means the share capital from time to time of the Company; Clearing House shall mean a recognised clearing house within the meaning of Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); Dividend includes distributions in specie or in kind, capital distributions and capitalisation issues; Dollars & $ means dollars in the lawful currency of Hong Kong; Hong Kong means the Hong Kong Special Administrative Region of the People’s Republic of China;

Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time; month means calendar month; Office means the registered office of the Company for the time being; paid up includes credited as paid up; Ordinance means the Companies Ordinance (Chapter 62232 of the Laws of Hong Kong), and includes every other ordinance incorporated therewith or substituted therefor, and in the case of any subsidiary legislation providing relevant administrative, technical and procedural matters for implementation such substitution the references in these Articles to the provisions of the Ordinance, and any amendments thereto or re-enactment thereof for the time being in force shall be read as references to the provisions substituted therefor in the new ordinance; Register means the register of members of the Company kept pursuant to the Ordinance and includes any branch register kept pursuant to the Ordinance; reporting documents shall have the same meaning as that set out in Section 357(2) of the Ordinance; Seal means the common seal of the Company or any official seal that the Company may have as permitted by the Ordinance; Secretary means the person or persons appointed for the time being to perform for the Company the duties of a secretary; share means a share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied; Stock Exchange means The Stock Exchange of Hong Kong Limited; these Articles means these Articles of Association in their present form or as altered from time to time; and in writing and written shall include printing, lithograph, xerography, photography or other modes of representing or reproducing words in a permanent visible form or, to the extent permitted by and in accordance with the Ordinance and any other applicable laws, rules and regulations, any visible substitute for writing (including a communication sent by electronic transmission in any form through any medium), or modes of representing or reproducing words partly in one visible form and partly in another visible form. (b) In these Articles, if not inconsistent with the subject or context, words importing the singular number only shall include the plural number and vice versa, words importing any gender shall include all other genders and references to persons shall include corporations (acting, where applicable, by their duly authorised representatives).

(c) Subject as aforesaid, any words defined in the Ordinance shall, if not inconsistent with the subject or context, bear the same meaning in these Articles. (d) The headings and any marginal notes are inserted for convenience only and shall not affect the construction of these Articles. NAME OF THE COMPANY 3. The name of the Company is “CHINA UNICOM (HONG KONG) LIMITED THE OFFICE 43. The Office shall be at such place in Hong Kong as the Directors shall from time to time appoint. CAPACITY AND POWERS OF THE COMPANY 5. The Company has the capacity, rights, powers and privileges of a natural person. LIABILITY OF THE MEMBERS 6. The liability of the members of the Company is limited to any amount unpaid on the shares held by the members. SHARES 74. Shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special, or without any special right of voting rights. 85 Without prejudice to any special rights, privileges or restrictions for the time being attached to any issued shares, any unissued or forfeited shares may be issued or re-issued upon such terms and conditions, and with such rights, privileges and restrictions attached thereto, whether in regard to dividends, voting, repayment or redemption of share capital, or otherwise, as the Company may, subject to the Ordinance, from time to time determine or, in the absence of any such determination, as the Directors shall determine. 96. The Board may, subject to the approval by the shareholders in general meeting, issue warrants to subscribe for any class of shares or securities of the Company on such terms as the Board may from time to time determine. No fraction of any share shall be allotted on exercise of the subscription rights Where warrants are issued to bearer, no certificate thereof shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original certificate thereof has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such replacement certificate. 1 Pursuant to a special resolution of the Company passed on 16 September 2008, the name of the Company was changed from China Unicom Limited to China Unicom (Hone Kone) Limited with effect from 15 October 2008.

107. Subject to Save as provided by contract or the provisions Ordinance or these Articles to the contrary, all unissued shares shall be at the disposal of the Ordinance and the relevant authority given by the Company in general meeting, the Directors who may exercise any power of the Company to allot shares (with or without conferring a right of renunciation), grant options over or otherwise deal with or dispose of them the same to such persons, or to grant rights to subscribe for or convert any security into shares of the Company, at such times, to such persons, for such consideration and generally on upon such terms and conditions as the Directors they shall in their absolute discretion think fit, provided that no shares of any class shall be issued at a discount except in accordance with section 50 of the Ordinance. 118. The Company may make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and the time of payment of such calls. 129. If by the conditions of allotment of any shares the whole or part of the issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being and from time to time shall be the registered holder of the shares, or his legal personal representative. 13. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, the Company may allot and issue, or grant rights to subscribe for, or to convert any security, into shares in the Company in one class or different classes, with such preferred, deferred or other special rights, or subject to such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the Board may determine) and subject to the provisions of the Ordinance, the Company may allot and issue any shares which are to be redeemed or liable to be redeemed at the option of the Company or the holder and the Directors may determine the terms, conditions and manner of redemption of any such share, provided that purchases of redeemable shares not made through the market or by tender shall be limited to a maximum price and if purchases are by tender, tenders shall be available to all shareholders holding redeemable shares of the Company alike. 10. Subject to the provisions of section 49 of the Ordinance, any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed. 1411. Subject to the provisions of these Articles, except as required by law or ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust, and except as aforesaid, the Company shall not be bound by or required in any way to recognise any contingent, future, partial or equitable interest in any share or in any fractional part of a share or any other right in respect of any share or any other claim to or in respect of any such share on the part of any person (even when having notice thereof) except an absolute right to the entirety thereof in the registered holder. 1512. The Company may in connection with the issue of any shares exercise all powers of paying interest out of capital and of paying commission and brokerage conferred or permitted by the Ordinance. 1613. No person shall become a member until his name shall have been entered into the Register.

I743A. Whenever any fractions arise as a result of an issue of shares by the Company, the Board may, on behalf of the members, deal with the fractional shares in such manner as it thinks fit. In particular, without limitation, the Board may sell the fractional share to which any members would otherwise become entitled to any person and may retain the net proceeds of sale for the benefit of the Company or distribute the net proceeds of sale in due proportion among those members so entitled. For this purpose, the Board may authorise any person to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer of the fractional shares to the purchaser thereof, who shall not be bound to see to the application of the purchase money. JOINT HOLDERS OF SHARES 1814. Where two or more persons are registered as the holders of any share they shall be deemed to hold the same as joint tenants with benefit of survivorship, subject to the following provisions: (a) the Company shall not be bound to register more than four persons as the holders of any shares except in the case of the legal personal representatives of a deceased member; (b) the joint holders of any shares shall be liable severally as well as jointly in respect of all payments which ought to be made in respect of such shares; (c) on the death of any one of such joint holders the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such shares, but the Directors may require such evidence of death as they may deem fit; (d) any one of such joint holders may give effectual receipts for any dividend, bonus or return of capital payable to such joint holders; and (e) the Company shall be at liberty to treat the person whose name stands first in the Register as one of the joint holders of any shares as solely entitled to delivery of the certificate relating to such shares, or to receive notices from the Company, or to attend or vote at general meetings of the Company, and any notice given to such person shall be deemed notice to all the joint holders; but any one of such joint holders may be appointed the proxy of the persons entitled to vote on behalf of such joint holders, and as such proxy to attend and vote at general meetings of the Company, but if more than one of such joint holders be present at any meeting personally or by proxy that one so present whose name stands first in the Register in respect of such shares shall alone be entitled to vote in respect thereof. SHARE CERTIFICATES 1915. In accordance with the Ordinance, every Every person whose name is entered as a member in the Register shall be entitled without payment to receive within two months after allotment or lodgment of an instrument of transfer duly stamped, or within such other period as the conditions of issue shall provide, one certificate for all his shares of any particular class, or if he shall so request, upon payment of a fee (not exceeding HK$2.50 or such greater sum as the Stock Exchange may from time to time permit) for every certificate after the first, as the Directors shall from time to time determine, such number of certificates for shares in Stock Exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in the event of a member transferring part of the shares represented by a certificate in his name a new certificate in respect of the balance thereof shall be issued in his name without payment and, in the case of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders. 2016. Every share certificate shall be issued under the Seal (which for this purpose may be any official seal as permitted or a mechanical reproduction of the impression of such official seal by section 73A of the Ordinance) and shall specify the number and class of shares and, if required, the distinctive numbers thereof, to which the certificate relates, and the amount paid up thereon and may otherwise be in such form as the Board may from time to time determine. If at any time the share capital of the Company is divided into different classes of shares, every share certificate issued at that time shall comply with section 57A of the Ordinance, and no certificate shall be issued in respect of more than one class of shares. 2117. Subject to section 71A of the Ordinance, if any share certificate shall be worn out, defaced, destroyed or lost, it may be replaced on payment of such fee, if any (not exceeding HK$2.50 or such greater sum as the Stock Exchange may from time to time permit), on such evidence being produced as the Directors shall require, and in case of wearing out or defacement, on delivery up of the old certificate, and in case of destruction or loss, on the execution of such indemnity (if any), as the Directors may require. In case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of the production of such indemnity. CALLS ON SHARES 2218. (a) The Directors may from time to time make calls upon the members in respect of all moneys unpaid on their shares whether on account of the nominal value of the shares or by way of premium but subject always to the terms of issue of such shares, and any such call may be made payable by instalments. (b) Each member shall, subject to receiving at least fourteen (14) days’ notice specifying the time or times and place of payment, pay to the Company the amount called on his shares and at the time or times and place so specified. The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, any of the members shall not invalidate the call. 2319. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed. A call may be revoked, varied or postponed as to all or any of the members liable therefor as the Directors may determine. A person on whom a call is made will remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made. 2420. If any part of a call is not paid before or on the day appointed for payment thereof, the person from whom the payment is due shall be liable to pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment together with interest on the outstanding part thereof at such rate as the Directors shall determine (not exceeding twenty (20)

per cent. per annum) from the day appointed for the payment of such call or instalment to the time of discharge thereof in full; but the Directors may, if they shall think fit, waive the payment of such costs, charges, expenses or interest or any part thereof. 2521. If, by the terms of the issue of any shares or otherwise, any amount is made payable upon allotment or at any fixed time, whether on account of the nominal amount of the shares or by way of premium, every such amount shall be payable as if it were a call duly made and payable on the date on which by the terms of issue the same becomes payable; and all the provisions hereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non-payment of calls shall apply to every such amount and the shares in respect of which it is payable in the case of non-payment thereof. 2622. The Directors may, if they shall think fit, receive from any member willing to advance the same (either in money or money’s worth) all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him; and upon all or any of the moneys so paid in advance the Directors may (until the same would, but for such payment in advance, become presently payable) pay interest at such rate as may be agreed upon between the member paying the moneys in advance and the Directors (not exceeding twenty (20) per cent. per annum). But a payment in advance of a call shall not entitle the shareholder to receive any dividend or to exercise any other rights or privileges as a shareholder in respect of the share or the due portion of the shares upon which payment has been advanced by such shareholder before it is called. The Directors may also at any time repay the amount so advanced upon giving to such member one month’s notice in writing unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. 2723. On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such money is due; that the resolution making the call is duly recorded in the minute book of the Company; and that notice of such call was duly given to the member sued in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence that the money is due. 2824. No member shall, unless the Directors otherwise determine, be entitled to receive any dividend or bonus, or to receive notice of or to be present or vote at any general meeting, either personally or (save as proxy for another member) by proxy, or to exercise any privileges as a member, or be reckoned in a quorum, until he shall have paid all calls or other sums for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any). FORFEITURE 2925. If any member fails to pay in full any call or any instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter, during such time as any part of the call remains unpaid without prejudice to the provisions of Article 2824, serve a notice on him requiring him to pay so much of the call as is unpaid together with interest accrued and any expenses incurred by reason of such non-payment.

3026. The notice shall name a further day (not being less than fourteen (14) days from the date of the notice) on or before which such call or part thereof and all interest accrued and expenses incurred by reason of such non-payment are to be paid, and it shall also name the place where payment is to be made, such place being either the Office, or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call is payable will be liable to forfeiture. 3127. If the requirements with regard to payment of any such notice as aforesaid be not complied with, any shares in respect of which such notice has been given may, at any time thereafter and before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect, and any such forfeiture shall extend to all dividends and bonuses declared in respect of the shares so forfeited but not payable until after such forfeiture. The Directors may accept surrender of any shares liable to be forfeited hereunder and in such cases references in the Articles to forfeiture shall include surrender. 3228. Any shares so forfeited shall be deemed for the purposes of this Article to be the property of the Company and may be sold, cancelled, re-allotted or otherwise disposed of either subject to or discharged from all calls made prior to the forfeiture, to any person, upon such terms as to subscription price and otherwise and in such manner and at such time or times as the Directors think fit. For the purpose of giving effect to any such sale or other disposition the Directors may authorise the transfer of the shares so sold or otherwise disposed of to the purchaser thereof or any other person becoming entitled thereto. The Directors shall account to the person whose shares have been forfeited with the balance (if any) of monies received by the Company in respect of those shares after deduction of expenses of forfeiture, sale or disposal of the shares and any amount due to the Company in respect of the shares. 3329. The Directors may, at any time before any shares so forfeited shall have been sold, cancelled, re allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit or permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share, and upon such further terms (if any) it thinks fit. 3430. Any person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall notwithstanding the forfeiture be and remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the date of forfeiture until payment at such rate as the Directors may prescribe (not exceeding twenty (20) per cent. per annum), and the Directors may enforce the payment of such moneys or any part thereof and without any deduction or allowance for the value of the shares at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that the that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

3531. When any shares have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture and an entry shall be made in the Register recording the forfeiture and the date thereof but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry, and so soon as the shares so forfeited have been sold or otherwise disposed of an entry shall also be made of the manner and date of the sale or disposal thereof. LIEN 3632. The Company shall have a first and paramount lien on every share (not being a fully paid-up share) for all moneys outstanding in respect of such share whether presently payable or not, and the Company shall also have a first and paramount lien on every share (other than fully paid-up shares) standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice has been given to the Company of any interest of any person other than such member, and whether the time for the payment or discharge of the same shall have already arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member or not. The Company’s lien on a share shall extend to all dividends payable thereon. The Directors may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article. 3733. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen (14) days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death, bankruptcy or winding-up or otherwise by operation of law or court order. 3834. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities in respect whereof the lien exists so far as the same are presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale the Directors may authorise some person to transfer the shares so sold to the purchaser thereof and may enter the purchaser’s name in the Register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. 3935. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allocation or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, reallotment or disposal of the share. TRANSFER OF SHARES 4036. The instrument of transfer of any shares in the Company shall be in writing in the usual common form or in such other form as the Board may accept and may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time and shall be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person. 4137. Every instrument of transfer shall be lodged at the Office for registration (or at such other place the Board may appoint for such purpose) accompanied by the certificate relating to the shares to be transferred and such other evidence as the Directors may require in relation thereto. All instruments of transfer which shall be registered shall be retained by the Company, but save where fraud is suspected any instrument of transfer which the Directors may decline to register shall, on demand, be returned to the person depositing the same. 4238. There shall be paid to the Company in respect of the registration of a transfer and of any Grant of Probate or Letters of Administration, Certificate of Marriage or Death, Power of Attorney or other document relating to or affecting the title to any share or for making of any entry in the Register affecting the title to any share such fee (if any) as the Directors may from time to time require or prescribe (but not exceeding HK$2.50 or such greater sum as the Stock Exchange may from time to time permit). 4339. The registration of transfers may be suspended at such times and for such periods as the Directors may, in accordance with section 99 of the Ordinance, from time to time determine and either generally or in respect of any class of shares. 4440. The Directors may, subject to section 69 of the Ordinance, at any time in their absolute discretion, and without assigning any reason therefor decline to register any transfer of any share (not being a fully paid-up share). If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal, provided that if the transferor or transferee requests for a statement of the reasons for the refusal, the Company must within the time period prescribed by the Ordinance send the statement of the reasons or register the transfer. 4541. The Directors may also decline to register any transfer unless: (a) the instrument of transfer is in respect of only one class of share; (b) in the case of a transfer to joint holders, the number of transferees does not exceed four; (c) the shares concerned are free of any lien in favour of the Company;

(d) the instrument of transfer is properly stamped; (e) such other conditions as the Directors may from time to time impose for the purpose of guarding against losses arising from forgery are satisfied; (f) a fee not exceeding the maximum fee prescribed or permitted from time to time by the Stock Exchange is paid to the Company in respect thereof; (g) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer. 4642. No transfer may be made to an infant or to a person of unsound mind or under other legal disability. TRANSMISSION OF SHARES 4743. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder, whether sole or joint, from any liability in respect of any share solely or jointly held by him. 4844. Any person becoming entitled to shares in the Company in consequence of the death, bankruptcy or winding-up of any member or otherwise by operation of law or by court order shall, upon procuring such evidence of his title as the Directors may require, have the right either to be registered himself as the holder of the shares upon giving to the Company notice in writing of such his desire or to transfer such shares to some other person. All the limitations, restrictions and provisions of these Articles and the Ordinance relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as if the same were a transfer of shares by a member, including the Directors’ right to refuse or suspend registration. 4945. A person becoming entitled to shares in the Company in consequence of the death, bankruptcy or winding-up of any member or otherwise by operation of law or by court order shall have the right to receive and give a discharge for any dividends or other moneys payable in respect of the shares, provided always that the Directors may at any time give notice requiring any such person to elect to be registered himself or to transfer the shares, and if the notice is not complied with within sixty (60) days, the Directors may thereafter withhold payment of all dividends or other moneys payable in respect of the shares until the requirements of the notice have been complied with but subject to the requirements of Article 7876 being met, such a person may vote at meetings. STOCK 46. The Company may from time to time by ordinary resolution convert any fully paid up shares into stock and may reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class in the capital of the Company into stock, any shares of that class which subsequently become fully paid up and rank pari passu in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted.

47. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit. The Directors may from time to time fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not, without the sanction of an ordinary resolution of the Company, exceed the nominal amount of each of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock. 48. The holders of stock shall, according to the amount of the stock held by them, have the same rights as regards dividends, participation in assets on a winding up, voting at general meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right (except as to participation in dividends, profits and in assets on a reduction of capital or a winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right. 49. Such of these Articles as are applicable to fully paid up shares shall apply mutatis mutandis to stock, and the words “share” and “shareholder” shall include “stock” and “stockholder”. INCREASE OF CAPITAL AND PURCHASE BUY-BACK OF OWN SHARES 50. The Company may, from time to time, by ordinary resolution increase its authorised capital by such sum divided into shares of such amounts on more than one occasion or at a specified time or in specified circumstances alter its share capital in accordance with the Ordinance and as the resolution shall prescribe. 51. A The general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered in the first instance, and either at par or at a premium or (subject to the provisions of the Ordinance) at a discount, to all the holders for the time being of any class of shares in the capital of the Company, in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the Directors, and Article 107 shall apply thereto. The Company may exercise any powers conferred or permitted by the Ordinance or any other ordinance from time to time to buy-back purchase or otherwise acquire its own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a buy- back purchase or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company buy-back purchase or otherwise acquire its own shares or warrants neither the Company nor the Board shall be required to select the shares or warrants to be bought back purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that (a) purchases not made through the market or by tender shall be limited to a maximum price, and (b) if purchases are by tender, tenders shall be available to all shareholders alike and provided further that any such share buy-back purchase or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time in force.

52. Subject to any direction or determination that may be given or made in accordance with the powers contained in these Articles, all new shares created pursuant to Article 50 shall be subject to the same provisions herein contained with reference to the payment of calls, transfer, transmission, forfeiture, lien and otherwise as the existing shares of the Company. ALTERATIONS OF SHARE CAPITAL 53. Subject to the Ordinance, the Company may by ordinary resolution: (a) subdivide its existing shares or any of them into larger number of shares of smaller amount than is fixed by the Memorandum of Association of the Company its existing number, provided that in the subdivision of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and so that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from such subdivision one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or such new shares; (b) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions; (c) consolidate and divide all of its capital or any part thereof into shares of larger amount into smaller number of shares than its existing shares number; (d) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorized capital by the amount of the shares so cancelled or have been forfeited in accordance with these Articles; or (e) make provision for the issue and allotment of shares which do not carry any voting rights. 54. The Company may by special resolution reduce its share capital and any capital redemption reserve fund or any share premium account in any manner allowed by law. 55. Where any difficulty arises in regard to any consolidation and division under paragraph (c) of Article 53, the Directors may settle the same as they think expedient and in particular may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the members who would have been entitled to the fractions, and for this purpose the Directors may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. MODIFICATION OF RIGHTS 56. Whenever All or any of the share capital of the Company is divided into different classes of shares, the special rights attached to any class or shares (unless otherwise provided for by the terms of issue of the shares of that class) for the time being in issue may, subject to the provisions of the

Ordinance, at any time, as well before as during liquidation, be varied altered or abrogated either with the consent in writing of the holders of not less than seventy-five (75) per. cent of the total voting rights of holders of the shares of three fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the that class (but not otherwise), and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up. To every such separate general meeting, all the provisions of contained in these Articles relating to general meetings and to the proceedings thereat shall mutatis mutandis apply, except to every such meeting but so that the necessary quorum thereof shall be not less than two persons present in person holding or representing by proxy together holding at least one—third in nominal value of the total voting rights of holders of the issued shares of the class (but so that, if at any adjourned meeting a quorum as above defined is not present, any one holder of shares of the class present in person or proxy shall be a quorum), and that any holder of shares of the that class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him. 57. The foregoing provisions of this the foregoing Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied. 5758. The special rights attached to any concurred upon the holders of the shares or class of shares having preferential rights shall not, unless otherwise expressly provided buyin the rights attaching to or the terms of issue thereof of such shares, be deemed to be varied altered by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects of pari passu therewith but in no respect in priority thereto. GENERAL MEETINGS 5859. The Company shall in each year hold a general meeting as its annual general meeting in accordance with Section 610 of the Ordinance in addition to any other meetings in that year. The annual general meeting shall be held at such time (within a period of not more than fifteen months, or such longer period as the Registrar of Companies may authorise in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the Directors and subject to these Articles. All other general meetings shall be called extraordinary general meetings. 5960. The Directors may wherever they think fit, and shall on requisition from the members in accordance with the Ordinance, proceed to convene an extraordinary general meeting. NOTICE OF GENERAL MEETINGS 6061. Any Subject to section 116C of the Ordinance, an annual general meeting and a meeting called for the passing of a special resolution shall be called with at least by not less than twenty-one (21) days’ notice in writing, and any other general meeting with at least shall be called by not less than fourteen (14) days’ notice in writing. The period of notice shall specify the place, date and time of meeting, and, in each the case be exclusive of the day on which it is served of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. There shall appear on every such notice with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all shareholders other than those that are not entitled to receive such notices from more proxies to attend and vote instead of him and that a proxy need not be a member of the Company under the provisions of these Articles. 62. Provided Notwithstanding that a general meeting, notwithstanding that it has been of the Company is called by notice shorter notice than that specified above, in these Articles or required by the Ordinance, it shall be deemed to have been duly called if it is so agreed: (a) in the case of an a meeting—called as the annual general meeting, by all the shareholders members entitled to attend and vote at the meeting thereat; and (b) in the case of any other general meeting, by a majority in number of shareholders the members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five (95) per. cent. of the total voting rights of the shareholders at the meeting. 61. Every notice calling a general meeting shall specify the place and the day and hour of the meeting and shall state prominently that a shareholder entitled to attend and vote is entitled to appoint a proxy, who need not be a shareholder, to attend and, on a poll, vote instead of him. 62. In the case. in nominal value of an annual general meeting, the notice shall also specify the meeting as such. 63. In the case of any general meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as a special resolution, the notice shall contain a statement to that effect. shares giving that right. 63. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting. PROCEEDINGS AT GENERAL MEETINGS 64. All business relating to the following matters shall be deemed special that is transacted at an extraordinary general meeting and at an annual general meeting with the exception of: (a) the adoplion receipt of the reporting accounts and balance sheet and the reports of the Directors and other documents required to be annexed to the accounts; (b) the declaration and sanction of dividends; (c) the election of Directors in place of those retiring (if any); (d) the election or re-election of the Auditors of the Company; and

(e) the fixing of, or the determination of the method of fixing, the remuneration or extra remuneration of the Directors and of the Auditors of the Company. 65. The Board may, at its absolute discretion, arrange for members to attend a general meeting by simultaneous attendance and participation at meeting location(s) using electronic means at such location or locations in any part of the world as the Board may, at its absolute discretion, designate. The members present in person or by proxy at the meeting location(s) shall be counted in the quorum for, and entitled to vote at, the subject general meeting, and that meeting shall be duly constituted and its proceedings valid provided that the Chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that members attending at all the meeting locations are able to hear all those persons present and speak at the principal meeting location and at any other meeting location held by electronic means and be heard by all other persons in the same way. The Chairman of the meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting location. 6665. No business save the election of a chairman of the meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes. 6766. If, within thirty (30) minutes from the time appointed for the meeting a quorum be not present, the meeting, if convened upon requisition in accordance with the Ordinance, shall be dissolved; but in any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the Chairman of the meeting may determine. If at such adjourned meeting a quorum be not present within thirty (30) minutes from the time appointed for the meeting, the member or members present in person or by proxy shall be a quorum and may transact the business for which the meeting is called. 6867. The Chairman (if any) of the Board or, in his absence, a Deputy Chairman (if any) shall preside as Chairman at every general meeting. If there is no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor a Deputy Chairman is present within fifteen minutes after the time appointed for holding the meeting, or if neither of them is willing to act as Chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as Chairman if willing to act. If no Director is present, or if each of the Directors present declines to act as Chairman, the persons present and entitled to vote shall elect one of their number to be Chairman of the meeting. The Chairman of a general meeting shall, for the purpose of conducting the meeting in orderly manner, have power to take all such steps and actions as he deems appropriate to maintain order during the meeting. 6968. The Chairman of any general meeting at which a quorum is present may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place or sine die; but no business shall be transacted at any adjourned meeting other than business which might have been transacted at the meeting from which the adjournment took place unless due notice thereof is given or such notice is waived in the manner prescribed by these Articles. When a meeting is adjourned for thirty (30) days or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the business to be transacted thereat. Where a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the Directors.

70. An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if notice of the proposed amendment is given to the Secretary in writing and such proposed amendment does not, in the reasonable opinion of the Chairman, materially alter the scope of the resolution. Such notice must be given by a person entitled to vote at the general meeting at which it is proposed at least forty-eight (48) hours before the meeting is to take place (or a later time the Chairman determines). A special resolution to be proposed at a general meeting may be amended by ordinary resolution if the Chairman proposes the amendment at the general meeting at which the special resolution is to be proposed and the amendment merely corrects a grammatical or other non-substantive error in the resolution. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. VOTING 7169. (a) At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (i) voting by poll is required by the Listing Rules or other applicable laws, rules and regulations; or (ii) (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by: (Ai) the Chairman of the meeting; or (Bii) at least five (5) three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or (Ciii) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than five (5) per cent. one tenth of the total voting rights of all members having the right to attend and vote at the meeting.;-or (iv) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one tenth of the total sum paid up on all shares conferring that right. (b) If the Chairman, before or on the declaration of the result on a show of hands, knows from the proxies received by the Company that the result on a show of hands will be different from that on a poll, the Chairman must demand a poll. (cb) Unless a poll is so demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

7270. A demand for a poll may be withdrawn only with the approval of the Chairman of the meeting, at any time before the close of the meeting or the taking of the poll, whichever is earlier. If a poll be directed or demanded in the manner (including the use of ballot or voting papers or tickets) above mentioned it shall (subject to the provisions of Article 7472 hereof) be taken at such time (being not later than thirty (30) days after the date of the demand) and in such manner as the Chairman of the meeting may appoint. No notice need be given of a poll not taken immediately. The result of the such poll, whether or not declared by the Chairman at the meeting, or any adjourned meeting thereof, shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded. The poll result, as recorded in the scrutineers’ certificate and signed by the scrutineer, shall be the conclusive evidence of such resolution of the meeting without proof. The Company shall record in the minutes of the general meeting such result of the poll in accordance with the Companies Ordinance. 7371. In the case of an equality of votes at any general meeting, whether upon a show of hands or on a poll, the Chairman of the meeting shall be entitled to a second or casting vote. 7472. A poll demanded upon the election of a Chairman or upon a question of adjournment shall be taken forthwith. Any business, other than that upon which a poll has been demanded, may be proceeded with pending the taking of the poll. 7573. (a) Save as expressly provided in these Articles, no person other than a member duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum at any general meeting. (b) No objection shall be made to the validity of any vote except at a meeting at which such vote shall be tendered and every vote whether given personally or by proxy not disallowed at such meeting shall be deemed valid for all purposes whatsoever of such meeting or poll. (c) In case of any dispute as to voting the Chairman shall determine the same, and such determination shall be final and conclusive. 7674. Subject to the provisions of the Ordinance, a resolution in writing signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more members. VOTES OF MEMBERS 7775. Subject to Article 185 and to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, every member who (being an individual) is present in person or by proxy or (being a corporation) is present by a representative duly authorised under Section 606 section 115 of the Ordinance at any general meeting shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every fully paid-up share of which he is the holder.

7876. Any person entitled under Article 4945 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof. 7977. On a poll, votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. 8078. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, curator bonis or other person in the nature of a committee or curator bonis appointed by that court, and such committee, curator bonis or other person may on a poll, vote by proxy. If any member be a minor he may vote by his guardian or one of his guardians who may give their votes personally or by proxy. 8178A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted. PROXIES 82. A proxy need not be a shareholder. A shareholder may appoint more than one proxy. Reference in these Articles to appointment of proxy includes references to appointment of multiple proxies. 83. Subject to the Ordinance, an instrument appointing a proxy shall be in writing in any proxy usual or common form or in any other form which the Board may accept, and: (a) in the case of an individual, shall be signed by the appointor or by his attorney; and (b) in the case of a corporation, shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. The Board may, but shall not be bound to, require evidence of the authority of any such attorney or authorised officer. The signature on such instruments need not be witnesses. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must, failing previous registration with the Company, be lodged with the instrument of proxy pursuant to Article 85, failing which the instrument may be treated as invalid. 84. The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy and notice of termination of the authority of a proxy). If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information may be sent by electronic means to that address, subject to any limitation or conditions specified by the Company when providing the address.

85. An instrument appointing a proxy must be: (a) in the case of an appointment of proxy in hard copy form, received at such place or one of such places, if any, as may be specified for that purpose in or by way of a note to the notice convening the meeting or, if no place is so specified, at the Office, not less than forty-eight (48) hours before the time appointed for the holding of the meeting or adjourned meeting at which it is to be used; (b) in the case of an appointment of proxy in electronic form, received at the electronic address specified in the notice convening the meeting or in any appointment of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than forty-eight (48) hours before the time appointed for the holding of the meeting or adjourned meeting at which the person named in such instrument proposes to vote; or (c) in the case of a poll taken more than forty-eight (48) hours after it was demanded, received as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll. If the receipt of a proxy is defective, the proxy shall not be treated as valid. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which is last delivered within the abovementioned timeframe, regardless of its date or of the date of its execution, shall be treated as replacing and revoking all previously delivered ones as regards that share. If the Company is unable to determine which was last delivered, none of them shall be treated as valid in respect of that share. 86. An instrument of proxy relating to more than one meeting (including any adjournment thereof), having once been so delivered for the purposes of any meeting, shall not be required to be delivered again for the purposes of any subsequent meeting to which is relates. 87. Delivery of an instrument of proxy shall not preclude a shareholder from attending and exercising his shareholder rights in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked. Subject to the foregoing, a vote cast or poll demanded by a proxy is valid despite the previous termination of the authority of a person to act as a proxy unless notice of such termination shall have been received by the Company in accordance with the Ordinance. 88. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll and shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. 89. A vote cast or a poll demanded by proxy, including, the duly authorised representative of a corporation, in accordance with the terms of an instrument of proxy or power of attorney, shall not be invalidated by the previous death or insanity of the principal or by the previous termination or otherwise the revocation of the appointment of the proxy or of the authority under which the appointment was made, provided that no notification in writing of such death, insanity or revocation shall have been received by the Company in accordance with Section 604(3) of the Ordinance.

79. (a) A proxy need not be a member of the Company. (b) An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may accept, and shall be deemed, subject to the proviso hereinafter contained, to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit. Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which special business (determined as provided in Article 64) is to be transacted shall be such as to enable the member according to his intention to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business and shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates. 80. The instrument appointing a proxy shall be signed by the appointor, or his duly authorised attorney, of if such appointor be a corporation, under its common seal or signed by some officer, attorney or other person duly authorised in that behalf. 81. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Office at least forty eight hours before the time fixed for holding the meeting at which the person named in such instrument proposes to attend and vote or, in the case of a poll, at least thirty six hours before the time appointed for the taking of the poll; otherwise the person so named shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the Chairman of the meeting. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked. 82. Any member may by power of attorney appoint any person to be his attorney for the purpose of attending and voting at any meeting, and such power may be a special power limited to any particular meeting or a general power extending to all meetings at which such member is entitled to vote. Every such power shall be deposited at the Office at least thirty six hours before the time fixed for holding the meeting at which such attorney proposes to attend and vote or, in the case of a poll, at least twenty four hours before the time appointed for the taking of the poll; otherwise the attorney shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the Chairman of the meeting. 83. (a) An instrument of proxy may be revoked by forwarding to the Office written notification of such revocation signed by or on behalf of the person who issued or authorised the issue of the instrument of proxy. (b) A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the proxy or power of attorney or other authority, or transfer of the shares in respect of which the proxy is given, provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the Office twenty four hours at least before the time fixed for holding the meeting, or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used. 84. Any corporation which is a member of the Company may, by resolution of its Directors or other governing body or by power of attorney, authorise such persons as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. References in these Articles to a member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a member represented at the meeting by such duly authorised representative. 85 Without prejudice to the generality of Article 84 if a Clearing House (or its nominee) is a member of the Company, it (or, as the case may be, its nominee) may authorise such person or persons as it thinks fit to act as its proxy and proxies or representative or representatives at any meeting of the Company or at any meeting of any class of member of the Company provided that, if more than one person is so authorised, the proxy form or authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised under the provisions of this Article shall be entitled to exercise the same powers on behalf of the Clearing House (or its nominee) which he represents as that Clearing House (or its nominee) could exercise if it were an individual member of the Company and, on a show of hands, each such person shall be entitled to a separate vote. DIRECTORS 9086. Unless and until otherwise determined by an ordinary resolution of the Company, the Directors shall be not fewer than two in number, and there shall be no maximum number of Directors. 9187. The Company shall keep in accordance with the Ordinance a register containing the names^-and addresses, details of identity card or passport and occupations of its Directors and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors and in the place at which such register is kept as required by the Ordinance. 9288. A Director need not hold any shares in the Company. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings. DIRECTORS’ REMUNERATION 9389. (a) The Directors shall be entitled to receive by way of remuneration for their services such sum as is from time to time determined by the Company in general meeting, such sum (unless otherwise directed by resolution by which it is voted) is to be divided amongst the Directors in such proportions and in such manner as the Board may agree agreed, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing shall not apply to a Director who holds any salaried employment or office in the Company in the case of sums paid in respect of directors’ fees.

(b) The Directors shall also be entitled to be repaid their reasonable travelling, hotel and other expenses incurred by them in or about the performance of their duties as Directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or on the discharge of their duties as directors. 9490. The Directors may award special remuneration out of the funds of the Company (by way of salary, commission or otherwise as the Directors may determine) to any Director who performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director. POWERS OF DIRECTORS 9591. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents for the Company, and may fix their remuneration, and may delegate (with or without power to sub-delegate as the Directors shall determine) to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. 9692. The Directors may from time to time and at any time by power of attorney or other instrument appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other instrument may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. The Company may, by an instrument executed as a deed writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds in Hong Kong and elsewhere and instruments on its behalf and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal or in accordance with the Ordinance (if applicable) shall bind the Company and have the same effect as if it were executed by or under the seal of the Company. 9793. Subject to and to the extent permitted by the Ordinance, the Company or the Directors on behalf of the Company, may cause to be kept in any territory a Branch Register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such Branch Register. 9894. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine. The Company’s bank accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

9995. (a) The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. Debentures, debenture stocks, bonds and other securities of the Company may be made assignable free from any equities between the Company and the person to which the same may be issued, and may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise. (b) The Directors shall cause a proper register to be kept, in accordance with the provisions of the Ordinance, of all mortgages and charges affecting the property of the Company and shall duly comply with the requirements of the Ordinance in regard to the registration of mortgages and charges therein specified and shall from time to time and in accordance with the provisions of the Ordinance notify the Registrar of Companies of any change of the place at which such register is kept otherwise. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge. (c) The Company shall register an allotment of debenture or debenture stock in accordance with the Ordinance. If the Company issues a series of debentures or debenture stock not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures and shall notify the Registrar of Companies any change of the place at which such register is kept, in accordance with the provisions of the Ordinance. 10096. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

APPOINTMENT AND REMOVAL OF DIRECTORS 10197. At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one third, shall retire from office by rotation save any Director holding office as Chairman or Chief Executive Officer. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re election. The Company at any general meeting at which any Directors retire may fill the vacated offices. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless during a period of not less than seven (7) days commencing no earlier than the day after the dispatch of the notice of the meeting appointed for such election and ending no later than seven (7) days before the date appointed for the meeting there shall have been lodged at the Office or at the head office of the Company a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected. 10298. If, at any general meeting at which an election of Directors ought to take place the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall be deemed to have been re elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled, unless: (ai) it shall be determined at such meeting to reduce the number of Directors; (bii) it is expressly resolved at such meeting not to fill such vacated offices; (ciii) in any such case the resolution for re—election of a Director is put to the meeting and lost; or (div) such Director has given notice in writing to the Company that he is not willing to be re elected. 10399. The Company may, from time to time, by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. 104400. The Company may by ordinary resolution remove any Director notwithstanding anything in these Articles or in any agreement between him and the Company (but without prejudice to any right to damages for termination of such agreement not in accordance with the terms thereof), and may, if thought fit, by ordinary resolution appoint another person in his stead. Any person so elected shall hold office for such time only as the Director in whose place he is elected would have held the same if he had not been removed. 105101. The Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the shareholders in general meeting and any directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at each annual general meeting. 106102. The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as the number of Directors is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose. If there shall be no Directors able or willing to act, then any two members may summon a general meeting for the purpose of appointing Directors. 107103. No person other than a retiring Director shall, unless recommended by the Board for re-election, be eligible for election to the office of Director at any annual general meeting unless notice in writing for the intention to propose that person for election as a Director and notice in writing by that person of his consent to be elected, shall have been lodged at the Office or head office of the Company at least seven (7) days before the date of the annual general meeting. ALTERNATE DIRECTORS 108104. Each Director may by written notification to the Company nominate any other person to act as alternate Director in his place and at his discretion in similar manner remove such alternate Director. If such person is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved. The alternate Director shall (except as regards the power to appoint an alternate) be subject in all respects to the terms and conditions existing with reference to the other Directors of the Company; and each alternate Director, whilst acting as such, shall exercise and discharge all the functions, powers and duties of the Director he represents, but shall look to such Director solely for his remuneration as alternate Director. Every person acting as an alternate Director shall (except when absent from Hong Kong) be entitled to receive notices of meetings of the Board and shall have one vote for each Director for whom he acts as alternate at any such meeting at which the Director appointing him is not personally present (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor. Any person appointed as an alternate Director shall vacate his office as such alternate Director if and when the Director by whom he has been appointed removes him or vacates office as Director. Every person acting as an alternate Director shall be deemed to be the agent of and for the Director appointing him and shall, without prejudice to any liability which he may cause to his appointor under the Ordinance or otherwise, be responsible to the Company for his own acts and defaults. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles. DISQUALIFICATION OF DIRECTORS 109105. The office of a Director shall ipso facto be vacated: (a) if he becomes prohibited by law or court order from being a Director;

(b) if a receiving order is made against him or he makes any arrangement or composition with his creditors; (c) if he becomes of unsound mind; (d) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office; (e) if he shall be removed from office by notice in writing served upon him signed by all his co-directors; (f) if he resigns his office; (g) if he is removed by an ordinary resolution of the Company; or (h) if he is convicted of an indictable offence. DIRECTORS’ INTERESTS 110106. If a Director or any of his connected entities or associates is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement (or a proposed contract, transaction or arrangement) with the Company that is significant in relation to the Company’s business and the Director’s interest or the interest of his associate or connected entity (as applicable) is material, the Director shall declare the nature and extent of such his interest or the interest of any of his associates at a board the earliest meeting, by notice in writing and sent to other Directors or by general notice in accordance with the Ordinance. A general notice by a Director for this purpose is a notice to the effect that: (a) the Director or his connected entity or associate has an interest as a shareholder, officer, employee or otherwise in a body corporate or firm of the Board at which it is practicable for him so to do notwithstanding that the question of entering into the contract, transaction or arrangement is not taken into consideration at that meeting. A general notice given to the Board by a Director stating that, by reason of facts specified in the notice (including any connected entity or associate of the Director that is a body corporate or firm) and the Directors, he or any of his associates is to be regarded as interested in any transaction, contract or arrangement which may after the effective date of the notice be made with that specified body corporate or firm; or (b) the Director or his connected entity or associate is connected with a person specified in the notice (including any connected entity or associate of the Director who is not a body corporate or firm) and the Director is to be regarded as interested in any a contract, transaction, contract or arrangement of any description which may after the effective date of the notice subsequently be made with by the Company, that specified person; and such notice shall be deemed to be a sufficient declaration of his-interest or the interest of such of his associates, so far as attributable to those facts, in relation to any such contract, transaction, contract or arrangement provided of that:

(c) such general notice states the nature and extent of the interest of the Director or his connected entity or associate in the specified body corporate or firm; or the nature of the Director’s or his connected entity’s or associate’s connection with the specified person; (d) such general notice is given at a board meeting or is brought up and read at the next board meeting after it is given in description which case it shall take effect on the date of the board meeting or the next board meeting after it is given (as the case may subsequently be); or in writing and sent to the Company in which case it shall take effect on the twenty-first (21st) day after the day on which it is sent; and (e) made by the Company must send; but no such general notice shall have effect in relation to the other Directors within fifteen (15) days after the day it receives that notice. A Director is not required to make a declaration of interest required by this Article if he is not aware of the interest or the any contract, transaction or arrangement or contract in question. For this purpose, a Director is treated as being aware of unless it is given before the date on which the question of entering into the contract, transaction or arrangement is first taken into consideration on behalf of the Company. Without prejudice to the generality of the foregoing, a Director shall give notice to the Company of such matters of which he ought reasonably to be aware. relating to himself as may be necessary for the purposes of sections 155B, 158, 161 and 161B of the Ordinance. 111107. Subject to the Ordinance, aA Director may hold any other office or place of profit under the Company (other than the office of Auditor), and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director, for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article. No Director or intended Director shall be disqualified by his office from contracting with the Company, nor shall any transaction, contract or arrangement entered into by or on behalf of the Company with any Director or any firm or company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit, remuneration or other benefits realised by any such transaction, contract or arrangement by reason only of such Director holding that office or of any fiduciary relationship thereby established, provided that such Director shall disclose the nature and extent of his interest in any transaction, contract or arrangement or in any proposed transaction, contract or arrangement in which he is interested at the meeting of the Board board at which the question of entering into the transaction, contract or arrangement or proposed transaction, contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. 112108. A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board approving any transaction, contract or arrangement or proposal in which he or any of his close associates (and if required by the Listing Rules, is to his other associates) is knowledge materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely: (ai) any transaction, contract or arrangement for the giving by the Company of any security or indemnity to the Director or any of his close associates (and if required by the Listing Rules, his other associates) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; (bii) any transaction, contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his close associates (and if required by the Listing Rules, his other associates) has assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; (ciii) any proposal concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his close associates (and if required by the Listing Rules, his other associates) is or is to be interested as a participant in the underwriting or sub-underwriting of the offer; (div) any transaction, contract or arrangement in which the Director or any of his close associates (and if required by the Listing Rules, his other associates) is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company; (ev) any proposal concerning any other company in which the Director or any of his close associates (and if required by the Listing Rules, his other associates) is interested only, whether directly or indirectly, as an officer or a shareholder or in which the Director or any of his close associates (and if required by the Listing Rules, his other associates) is beneficially interested in shares of that company other than a company in which the Director and any of his close associates (and if required by the Listing Rules, his other associates) are in aggregate beneficially interested in five (5) per cent. or more of the issued shares of any class of the equity share capital of such company (or of any third company through which such interest is derived) or of the voting rights (excluding for the purpose of calculating such five (5) per cent. interest any indirect interest of such Director or any of his close associates (and if required by the Listing Rules, his other associates) by virtue of an interest of the Company in such company); (fvi) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates to Directors, their close associates (and if required by the Listing Rules, his other associates) and employees of the Company or of any of its subsidiaries and does not give in respect of any such Director or any of his close associates (and if required by the Listing Rules, his other associates) any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates;

(gvii) any proposal or arrangement concerning the adoption, modification or operation of any employees’ share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of, the employees of the Company or its subsidiaries under which the Director or any of his close associates (and if required by the Listing Rules, his other associates) may benefit. If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or any of his close associates (and if required by the Listing Rules, his other associates) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director or any of his close associates (and if required by the Listing Rules, his other associates) shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned or any of his close associates (and if required by the Listing Rules, his other associates) as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting or any of his close associates (and if required by the Listing Rules, his other associates) such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman or any of his close associates (and if required by the Listing Rules, his other associates) as known to such chairman has not been fairly disclosed to the Board. 113109. A Director may continue to be or become a director, managing director, joint managing director, executive director, chief executive officer or manager or other officer or member of any other company in which the Company is interested, and (unless otherwise agreed) shall not be liable to account to the Company for any remuneration or other benefits received by him as a director, managing director, joint managing director, executive director, chief executive officer, manager or other officer or member of any such other company. The Board may exercise the voting powers conferred by the shares in any other company held or owned by the Company or exercisable by it as directors of such other company in such manner as in all respects as the Board thinks fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, chief executive officers, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or be about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid. A Director of the Company may be or become a director of any company promoted by the Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director will be accountable for any benefits received as a director or member of such company. A Director of the Company or his firm may not act as auditor of the Company.

CHIEF EXECUTIVE OFFICERS AND OTHER APPOINTMENTS 114110. The Directors may, from time to time, appoint one or more of their number to be Chief Executive Officer or Joint Chief Executive Officer of the Company, or to hold such office in the management, administration or conduct of the business of the Company as they may decide, and for such period and upon such terms and for such remuneration as the Directors shall think fit, and the Directors may also, from time to time (subject to the provisions of any agreement between him or them and the Company) remove him or them from office, and appoint another or others in his or their place or places. 115111. A Chief Executive Officer or a Joint Chief Executive Officer (subject to the provisions of any agreement between him and the Company) shall be subject to the same provisions as to resignation and removal as the other Directors of the Company, and shall ipso facto and immediately cease to be Chief Executive Officer or Joint Chief Executive Officer if he shall cease to hold the office of Director. 116112. The Directors may, from time to time, entrust to and confer upon any Chief Executive Officer, Joint Chief Executive Officer or Director, holding any other office in the management, administration or conduct of the business of the Company, such of the powers exercisable under these Articles by the Directors as they may think fit, and may confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions and with such restrictions as they may consider expedient, and may from time to time revoke, withdraw, alter or vary all or any of such powers. PROCEEDINGS OF DIRECTORS 117113. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined by the Board, two Directors shall constitute a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. Matters arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors. A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. 118114. Notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally, in writing or by telephone word of mouth, or sent to him at his last known address or any other address given by him to the Company for this purpose, or (if the recipient consents to it being given to him in electronic form) by electronic means to an electronic address from time to time notified to the Company by such Director, or (if the recipient consents to it being made available on a website) by making it available on a website or in such other manner as the Board may from time to time determine, provided that notice need not be given to any Director or alternate Director for the time being absent from Hong Kong. A Director may consent to short notice of and may waive notice of any meeting and any such waiver may be retrospective.

119415. The Directors may elect a Chairman of the Board and determine the period for which he is to hold office; but if no such Chairman be elected, or if at any meeting the Chairman be not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting. 120116. A resolution in writing signed by all the Directors except such as are absent from Hong Kong or temporarily unable to act through ill health or disability (or their alternate Directors) shall (so long as they constitute a quorum) be as effective for all purposes as a resolution of the Directors passed at a meeting duly convened, held and constituted. A written notification of confirmation of such resolution in writing signed by a Director shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors. 121117. A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board generally. 122118. The Directors may, from time to time, appoint committees consisting of such one or more persons as they think fit, and may delegate any of their powers to any such committee and, from time to time, revoke any such delegation and discharge any such committee wholly or in part. Any committee so appointed shall, in the exercise of the powers so delegated, conform to any regulations that may, from time to time, be imposed upon it by the Directors. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company. 123119. The meetings and proceedings of any such committee consisting of two or more members shall be governed mutatis mutandis by the provisions of these Articles regulating the meetings and proceedings of the Directors, insofar as the same are not superseded by any regulations made by the Directors under the last preceding Article. 124120. All acts done bona fide by any meeting of the Directors or of a committee of Directors, or by any persons acting as Directors, shall, notwithstanding that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a Director. MINUTES 125121. The Directors shall cause to be entered and kept in books provided for the purpose minutes of the following: (a) all appointments of officers; (b) all the names of the Directors and any alternate Director who is not also a Director present at each meeting of the Directors and of any committee; and

(c) all resolutions and proceedings of general meetings and of meetings of the Directors and committees. Any such minutes of any meeting of the Directors, or of any committee, or of the Company, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting shall be receivable as evidence of the proceedings of such meeting. THE SEAL 126122. The Directors shall procure a common seal to be made for the Company, and shall provide for the safe custody thereof. The Seal shall not be affixed to any instrument except by the authority of the Directors or a committee authorised by the Board in that behalf, and every instrument to which the Seal shall be affixed shall be signed by one Director or some other person nominated by the Directors for the purpose, provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the Seal seal may be affixed as the Board may determine) that such signature may be affixed to certificates for shares or debentures or representing any other form of security by some mechanical means or in printed form other than autographic to be specified in such resolution or that such certificates needs not be signed by any person. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given. 127. A document signed by any two members of the Board or any of the Directors and the Secretary and expressed, in whatever words, to be executed by the Company as a deed, has the same effect as if executed under the Seal. 128123. The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 126(1) and (2) section 73A of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document to which such official seal or a mechanical reproduction of the impression of such official seal is affixed and such certificates or other document shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction of such signature as aforesaid) and an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may be writing under the Seal seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Sealseal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid. 129124. The Company may exercise all the powers of having official seals conferred by the Ordinance and such powers shall be vested in the Directors. SECRETARY 130125. The Directors shall appoint such person, persons or entities to be Secretary or Joint Secretaries of the Company for such period, at such remuneration and upon such conditions as they may think fit, and any Secretary or Joint Secretaries so appointed may be removed by them. Anything by the Ordinance or these Articles required or authorised to be done by or to the Secretary or Joint

Secretaries, if the office is vacant or there is for any other reason no person capable of acting in the capacity as Secretary or Joint Secretaries, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board. DIVIDENDS AND RESERVES 131126. The Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors. 132127. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share. 133128. The Directors may retain any dividend or other monies payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts and liabilities in respect of which the lien exists. The Board may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise. 134129. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to capitalisations to be effected in pursuance of these Articles. 135130. Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call shall be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call. 136131. (a) In respect of any dividend which the Board has resolved to pay or any dividend declared or sanctioned or proposed to be declared or sanctioned by the Board or by the Company in general meeting, the Board may determine and announce, prior to or contemporaneously with the announcement, declaration or sanction of the dividend in question: either

(i) that shareholders entitled thereto will receive in lieu of such dividend (or such part thereof as the Board may think fit) an allotment of shares credited as fully paid provided that the shareholders are at the same time accorded the right to elect to receive such dividend (or part thereof as the case may be) in cash in lieu of such allotment. In such case, the following provisions shall apply: (A) the basis of any such allotment shall be determined by the Board; (B) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the shareholders has been given as required by the provisions of this subparagraph and subject to the provisions of sub-paragraph (D) below, shall give notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective which shall be not less than two weeks from the date on which the notice above referred to was despatched to the shareholders; (C) the right of election accorded to shareholders as aforesaid may be exercised in whole or in part; (D) the Board may resolve: (I) that the right of election accorded to shareholders as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (a); and/or (II) that a shareholder who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (a) of this Article. Provided that a shareholder may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven (7) days notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven (7) days, and until such revocation has taken effect, the Board shall not be obligated to give to such shareholder notice of the right of election accorded to him or send to him any form of election; (E) the dividend (or that part of the dividend in lieu of which an allotment of shares is to be made as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the “NonElected Shares”) and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Non-Elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of the amount standing to the credit of share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amountvalue of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares on such basis; (F) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall in addition to the amount to be capitalised and applied pursuant to sub paragraph (E) above, and for the purposes therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Directors may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub paragraph (E) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non Elected Shares; or (ii) that shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply: (A) the basis of any such allotment shall be determined by the Board; (B) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the shareholders has been given as required by the provisions of this sub paragraph and subject to the provisions of sub -paragraph (D) below, shall give notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective which shall be not less than two weeks from the date on which the notice above referred to was despatched to the shareholders; (C) the right of election accorded to shareholders as aforesaid may be exercised in whole or in part; (D) the Board may resolve;

(I) that the right of election accorded to shareholders as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of this paragraph (a); and/or (II) that a shareholder who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes determination pursuant to sub-paragraph (ii) of paragraph (a). Provided that a shareholder may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven (7) days ’ notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven (7) days, and until revocation has taken effect, the Board shall not be obliged to give to such member notice of the right of election accorded to him or send to him any form of election; (E) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the “Elected Shares”) and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of the a mount standing to the credit of share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount value of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis;. (F) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall in addition to the amount to be capitalised and applied pursuant to sub paragraph (E) above, and for the purpose therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub paragraph (E) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst holders of the Elected Shares.

(b) The shares allotted pursuant to the provisions of paragraph (a) of this Article shall rank pari passu in all respects with the fully paid shares then in issue save only as regards participation: (i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or (ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (a) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (a) of this Article shall rank for participation in such distribution, bonus or rights. (c) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) of this Article with full power to the Board to make such provisions as they think fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned. (d) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (a) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shares to elect such dividend in cash in lieu of such allotment. (e) The Board may on any occasion when it makes a determination pursuant to paragraph (a) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any shareholders with registered addresses in any particular territory or territories or to a Depositary where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such resolution and the only entitlement of shareholders in any such territory or territories shall be to receive in cash the relevant dividend resolved to be paid or declared. “Depositary” means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees’ share scheme established by the Company or any other scheme or arrangements principally for the benefit of employees of the Company and/or its subsidiaries which have been approved by the Board. (f) The Board may at any time resolve to cancel all (but not some only) of the elections made and the notices given by the shareholders pursuant to sub-paragraphs (i)(D) and (ii)(D) of paragraph (a) of this Article by giving seven (7) days’ notice in writing to the relevant shareholders. (g) The Board may on any occasion determine that rights of election under paragraph (a) of this Article shall not be made available to shareholders who are registered in the register of shareholders, or in respect of shares the transfer of which is registered, after a date fixed by the Board and in such event the provisions aforesaid shall be read and construed subject to such determination. 137132. No dividend shall be payable except out of the profits or other distributable reserves of the Company, and no dividend shall bear interest as against the Company. 138133. The Directors may, if they think fit, from time to time, resolve to pay to the members such interim dividends as appear to the Directors to be justified by the reserves of the Company. If at any time the share capital of the Company is divided into different classes the Directors may resolve to pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential or special rights in regard to dividend, and provided that the Directors act bona fide they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. The Directors may also resolve to pay at half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the reserves of the Company justify the payment. 139134. All dividends unclaimed for one year after having become payable may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed, and all dividends unclaimed for six years after having become payable may be forfeited by the Directors and shall revert to the Company. The payment into a separate account of any monies payable in respect of a dividend shall not constitute the Company a trustee in respect thereof for any person. 140135. Unless otherwise directed any dividend or other monies payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled, or, in the case of joint holders, to the registered address of that one whose name stands first on the Register in respect of the joint holding, or addressed to such person at such address as the holder or joint holders shall direct. The Company shall not be liable or responsible for any cheque or warrant lost in transmission nor for any dividend or other monies lost to the member or person entitled thereto by the forged endorsement of any cheque or warrant. Payment of the cheque or warrant by the banker on whom it is drawn shall be a good discharge to the Company.

141136. The Directors may distribute in specie or in kind among the members in satisfaction in whole or in part of any dividend any of the assets of the Company, and in particular any shares or securities of other companies to which the Company is entitled and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue fractional certificates, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. The Where required, a contract shall be filed in accordance with the provisions of the Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective. 142137. Before recommending a dividend the Directors may set aside any part of the net profits of the Company to one or more reserves, and may apply the same either by employing it in the business of the Company or by investing it in such manner as they shall think fit and the income arising from such reserves shall be treated as part of the profits of the Company. Such reserves may be applied for the purpose of maintaining the property of the Company, replacing wasting assets, meeting contingencies, forming an insurance fund, equalising dividends, paying special dividends, or for any other purpose for which the undivided profits of the Company may lawfully be used, and until the same shall be so applied it shall be deemed to remain undivided profit. The Directors may also carry forward as undivided profit any profit or balance of profit which they shall not think fit to recommend as dividend or to place to reserve. AUTHENTICATION OF DOCUMENTS 143138. Any Director or the Secretary or other authorised officer of the Company shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies of extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or such other officer of the Company having the custody thereof shall be deemed to be the authorised officer of the Company as aforesaid. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Company or of the Directors or any local board or committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. CAPITALISATION OF RESERVES ETC. 144. The Board may, with the sanction of an ordinary resolution, capitalise any sum standing to the credit of any of the Company’s reserve accounts or any sum standing to the credit of the statement of comprehensive income by appropriating such sum to the holders of shares in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend on the shares and applying such sum on their behalf of either in or towards paying up any amounts for the time being unpaid on any shares held by such holders respectively or debentures of the Company for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid or partly in the one way and partly in the other. 145. The Board shall do all acts and things considered necessary or expedient to give effect any such capitalisation, with full power to the Board to make such provisions as it thinks fit for any fractional entitlements which would otherwise arise (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the shareholders concerned. 146. The Board may authorise any person to enter on behalf of all the shareholders interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto, and any agreement made under such authority shall be effective and binding on all concerned. 139. The Company in general meeting may upon the recommendation of the Directors resolve to capitalise any part of the Company’s reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to a dividend, and accordingly that such part be divided amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied as a capitalisation issue either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other: provided that any amount standing to the credit of a share premium account or a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares. 140. Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the reserves and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid up shares, debentures or other securities and generally shall do all acts and things required to give effect thereto. 141. For the purpose of giving effect to any resolution under Articles 136 and 139 hereof the Directors may settle any difficulty which may arise in regard to the distribution or capitalisation issue as they think expedient, and in particular may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any members based upon the value so fixed or that fractions of such value as the Directors may determine may be disregarded in order to adjust the rights of all parties, and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the distribution or capitalisation issue as may seem expedient to the Directors. The provisions of the Ordinance in relation to the filing of contracts for allotment shall be observed, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to share in the distribution or capitalisation issue, and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

ACCOUNTS AND AUDITORS 147145. The Directors shall ensure that accounting records shall cause proper books of account to be kept as provided for in Sections 373(2) with respect to: (a) all sums of money received and (3) of expended by the Ordinance. Company and the matters in respect of which such receipt and expenditure lake place; and (b) the assets and liabilities of the Company. Proper book shall not be deemed to be kept if there are not kept such books of accounts as are necessary to give a true and fair view of the transactions. 148143. (a) The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before its annual general meeting the reporting relevant financial documents required by the Ordinance. The Directors may also cause to be prepared a summary financial report if they think fit, which may be provided to members and/or debenture holders instead of the reporting relevant financial documents in circumstances permitted by the Ordinance, the Listing Rules and any other applicable laws, rules and regulations. (b) A copy of the reporting relevant financial documents or the summary financial report shall, not less than twenty-one (21) days before the meeting, be sent to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to the member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting. +44. For the purpose of Article 143, “relevant financial documents” and “summary financial report” shall have the meaning ascribed to them in the Ordinance. 149145. Auditors shall be appointed and their duties regulated in the manner provided by the Ordinance. 150146. Subject as otherwise provided by the Ordinance the remuneration of the Auditors shall be fixed by the Company in general meeting provided always that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board. 151447. Every statement of accounts audited by the Company’s Auditors and presented by the Board at a general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of accounts amended in respect of the error shall be conclusive. COMMUNICATIONS 152148. Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any “corporate communication” within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and communication made available on a website) whether having physical substance or not may be served on or delivered or sent by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations: (ai) personally; (bii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the Register of Members or in the case of another entitled person, to such address as he may provide; (ciii) by delivering or leaving it at such address as aforesaid; (div) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong in accordance with the Listing Rules; (ev) by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or (fvi) by making it available on a website. 153149. Any notice or document (including any “corporate communication” within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company: (ai) if sent by post, shall be deemed to have been served or delivered on the second business working day after the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof; (b«) if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served or delivered on the day it was so left; (ciii) if published by way of a newspaper advertisement, shall be deemed to have been served or delivered on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong; (div) if sent as an electronic communication (other than by making it available on a website), shall be deemed to have been served at 48 hours after it has been sent by electronic means, provided that no notification that the end electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender’s control shall not invalidate the effectiveness of the prescribed period after the notice,—or document or information is sent or otherwise in accordance with the (ev) if made available on a website, shall be deemed to have been served at 48 hours after the later of (i) the time when it is first made available on the website and (ii) the time when the entitled person is deemed to have received receives a notification of that such availability/notice or otherwise in accordance with document has been made available on the Ordinance website. 154. Where a person has consented or is, in accordance with the Ordinance and other applicable laws, rules and regulations, deemed to have consented to receive notices and other documents from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any notice or document in such language only in accordance with these Articles unless and until there is a notice of revocation or amendment of such consent given by such person to the Company in accordance with Ordinance and other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment. 149A. Subject to any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 143 and any “corporate communication” within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language. 149B. For the purpose of Article 148 and 149, “entitled person” shall have the meaning ascribed to them in the Ordinance. 155150. Any person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which, previously to his name and address being entered in the Register, shall be duly given to the person from whom he derives his title to such share. 156151. Any notice or document served in accordance with these Articles shall, notwithstanding such member be then deceased or bankrupt, and whether or not the Company has notice of his decease or bankruptcy, be deemed to have been duly served in respect of any shares held by such member, whether held solely or jointly with other persons by such member, until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his executors, administrators or assigns and all persons (if any) jointly interested with him in any such share. 157152. Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid letter, envelope or wrapper, addressed to the Company or to such officer at the Office. 158153. The signature to any notice to be given by the Company may be written, typed, printed or made electronically.

159154. Subject to any special provisions contained in these Articles or in the Ordinance, all notices required to be given by advertisement shall be advertised in at least one daily Chinese and one daily English newspaper circulating in Hong Kong. 160155. In reckoning the period for any notice given under these Articles, the day on which notice is served, or deemed to be served, and the day for which such notice is given shall be excluded. WINDING UP 161156. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid-up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid upon on the shares held by them respectively. This Article is, however, subject to the rights of the holders of any shares which may be issued on special terms or conditions. 162157. If the Company shall be wound up, the liquidator (whether voluntary or official) may, with the sanction of a special resolution, divide among the members in specie or kind the whole or any part of the assets of the Company or vest any part of the assets of the Company in trustees upon such trusts for the benefit of the members or any of them as the resolution shall provide. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to section 237 of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong). 163158. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen (14) days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong upon whom all summonses, notices, processes, orders and judgements in relation to or under the winding up of the Company may be served and, in default of such nomination, the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such member for all purposes, and where the liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such member by advertising in such English language daily newspaper circulating in Hong Kong as he shall deem appropriate or by a registered letter sent through the post and addressed to such member at his address as appearing in the Register, and such notice shall be deemed to be served on the day on which the advertisement appears or the letter is posted. INDEMNITY 164159. Subject to the provisions of the Ordinance, every Director or other officer of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution of his office or otherwise in relation thereto and in particular and without prejudice to the generality of the foregoing every Director and other officer of the Company shall be indemnified by the Company against, and it shall be the duty of the Directors out of the funds of the Company to pay all costs, losses and expenses which any such Director and other officer may incur or become liable for by reason of any contract entered into, or act or thing done by him or them as such Director and other officer, or in any way in the discharge of their or his duties, including travelling expenses; and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company, and have priority as between the members over all other claims. Any person who is a Director or other officer of the Company shall not be liable (except in consequence of his own dishonesty) for the acts, receipts, neglects or defaults of any other Director or other officer of the Company or for any losses or expenses incurred by the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects of the Company shall be deposited or for any loss occasioned by any error of judgement, omission, default or oversight on their or his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto. 165. Subject to the provisions of and so far as may be permitted by the Ordinance, the Company may purchase and maintain for any officer of the Company: (a) insurance against any liability to the Company, an associated company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or any associated company; and (b) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or an associated company. 166. Any permitted indemnity provision under Section 469 of the Ordinance is subject to disclosure in the relevant Directors’ report in accordance with Section 470 of the Ordinance; and the Company shall keep in its registered office a copy, or document setting out the terms, of such permitted indemnity provision in accordance with Section 471 of the Ordinance; which shall be made available for inspection by an member subject to Section 472 of the Ordinance. DESTRUCTION OF DOCUMENTS 167+60. Subject to the Ordinance, the Company may destroy: (a) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation; (b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date on which such mandate, variation, cancellation or notification was recorded by the Company; (c) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(d) any other document, on the basis of which any entry in the register is made, at any time after the expiry of six years from the date on which an entry in the register was first made in respect of it; and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (ai) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (bii) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and (ciii) references in this Article to the destruction of any document include reference to its disposal in any manner. UNTRACEABLE SHAREHOLDERS 168464. Without prejudice to the rights of the Company, the Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered. 169162. The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a shareholder who is untraceable, but no such sale shall be made unless: (ai) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of Association of the Company have remained uncashed; (bii) so far as it is aware at the end of the relevant period, the Company has not at any time, during the relevant period received any indication of the existence of the shareholder who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; (ciii) the Company has caused an advertisement to be inserted in English in one English language daily newspaper and in Chinese in one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspaper issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Ordinance) advertising its intention to sell such shares and a period of three months has elapsed since the date of such advertisement; and

(div) the Company has notified the stock exchange in the relevant territory of its intention to effect such sale. For the purpose of the foregoing, “relevant period” means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (iiic) of this Article and ending at the expiry of the period referred to in that paragraph. The manner, timing and terms of any sale of shares pursuant to this Article (including but not limited to the price or prices at which the same is made) shall be such as the Board determines, based upon advice from such bankers, brokers or other persons as the Board considers appropriate consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay and the Board shall not be liable to any person for any of the consequences of reliance on such advice. 170163. To give effect to any such sale pursuant to Article 169+62 the Board may authorise any person to transfer the said shares and the instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and, upon receipt by the Company of such proceeds, it shall become indebted to the former shareholder by carrying all moneys in respect thereof to a separate account for an amount equal to such net proceeds. No trusts shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall include any additional shares which during the relevant period or during any period ending on the date when all the requirements of sub—paragraphs (ai) to (ciii) of Article 169162 have been satisfied have been issued in respect of those held at the beginning of such relevant period and shall be valid and effective notwithstanding that the shareholder holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

Initial number of , 0 Shares taken by Names, Addresses and Descriptions of Initial Subscribers each Initial Subscriber Clacton Company Limited 21st Floor, Edinburgh Tower The Landmark 15 Queen’s Road Central 1 Hong Kong Corporation For and on behalf of CLACTON COMPANY LIMITED (Sd.) Wong Chi Wai, John Authorized Sisnature(s) Firmley Company Limited 21st Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central 1 Hong Kong Corporation For and on behalf of FIRMLEY COMPANY LIMITED (Sd. Wong Chi Wai, John) Authorized Sisnature(s) Total Number of Shares Taken 2 Initial Paid-up Share Capital of the Company HK$0.20

Names, Addresses and Descriptions of Subscribers Clacton Company Limited 21st Floor, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong (Corporation) For and on behalf of CLACTON COMPANY LIMITED (Sd.) Wong Chi Wai, John Authorized Signature(s) Firmley Company Limited 21st Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (Corporation) For and on behalf of FIRMLEY COMPANY LIMITED (Sd. Wong Chi Wai, John) Authorized Signature(s) Dated this 27th day of January, 2000. WITNESS to the above signatures: (Sd.) Kitty Liu 21st Floor, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong (Chartered Secretary)

Exhibit 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire purchase or subscribe for securities.

JOINT ANNOUNCEMENT

BILLION EXPRESS INVESTMENTS LIMITED

(the “Issuer”)

(incorporated in the British Virgin Islands with limited liability)

US$1,838,800,000

0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015

(the “Convertible Bonds”)

(Stock Code: 4326)

EXCHANGEABLE INTO ORDINARY SHARES OF

CHINA UNICOM (HONG KONG) LIMITED

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY

(the “Guarantor”)

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

Reference is made to the terms and conditions of the Convertible Bonds (the “CB Terms and Conditions”). Unless otherwise defined, all capitalised terms used in this announcement shall have the same meanings as defined in the CB Terms and Conditions.

The directors of the Issuer and the Guarantor jointly announce that on 3 March 2015 the Guarantor proposed to pay a final dividend of RMB0.20 per Share for the year ended 31 December 2014 (the “2014 Final Dividend”) to the Shareholders, subject to approval of the Shareholders at the proposed annual general meeting of the Guarantor to be held on 8 May 2015. The 2014 Final Dividend is expected to be paid in Hong Kong dollars on or about 10 June 2015 to those members registered in the Guarantor’s register of members (the “Register of Members”) as at 15 May 2015 (the “Dividend Record Date”).

As stipulated under Clause 6.4 of the Trust Deed, the Guarantor hereby gives notice to the holders of the Convertible Bonds of the closure of the Register of Members.

The Register of Members will be closed during the following periods:

(1)	from 6 May 2015 to 8 May 2015, both days inclusive, for the purpose of ascertaining the Shareholders’ rights to attend and vote at the annual general meeting of the Guarantor; and

(2)	on 15 May 2015, for the purpose of ascertaining the Shareholders’ entitlement to the 2014 Final Dividend.

Holders of the Convertible Bonds who wish to exercise their Conversion Rights attaching to their Convertible Bonds so as to be entitled to the 2014 Final Dividend should lodge the properly completed and signed Conversion Notices with any Conversion Agent, together with the relevant Certificate and any amount required to be paid, in each case, in accordance with Condition 6(B) of the CB Terms and Conditions by close of ordinary business on 7 May 2015 in order to ensure sufficient time for registration as a Shareholder of the Guarantor by the Dividend Record Date.

Holders of the Convertible Bonds who submit Conversion Notices to any Conversion Agent after close of ordinary business on 7 May 2015 but before close of ordinary business on 14 May 2015 may not be registered as Shareholders by the Dividend Record Date, and therefore may not be entitled to the 2014 Final Dividend, but will instead be entitled to an Equivalent Amount exactly equal to the 2014 Final Dividend pursuant to Condition 6(B)(iii) of the CB Terms and Conditions.

Conversion Notices can only be submitted to a Conversion Agent during normal business hours of the Conversion Agent.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary	By Order of the Board BILLION EXPRESS INVESTMENTS LIMITED CHU KA YEE Company Secretary

Hong Kong, 17 March 2015

As at the date of this notice, the board of directors of Billion Express Investments Limited comprises Li Fushen and Zuo Feng.

As at the date of this notice, the board of directors of China Unicom (Hong Kong) Limited comprises:

Executive Directors	:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan
Non-executive Director	:	Cesareo Alierta Izuel
Independent Non-executive Directors	:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny